March 12, 2020

Sky Conway
Chief Executive Officer
Atomic Studios, Inc.
1140 Highland Ave #222
Manhattan Beach, CA 90266

       Re: Atomic Studios, Inc.
           Amendment No. 5 to Offering Statement on Form 1-A
           Filed March 11, 2020
           File No. 024-11119

Dear Mr. Conway:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 9, 2020 letter.

Form 1-A

Forward Looking Statements, page 43

1. Please refer to comment 3 of our letter dated January 27, 2020. Note that the safe harbor protections for forward-looking statements under the Private Securities Litigation Reform
      Act do not apply to statements made by companies that are not reporting companies under section 13(a) or 15(d) of the Securities Exchange Act. See Section 27A of the Securities
      Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Please delete all references to the safe harbor provided by the Private Securities Litigation Reform Act throughout your offering document.
 Sky Conway
FirstName LastNameSky Conway
Atomic Studios, Inc.
Comapany2020
March 12, NameAtomic Studios, Inc.
Page 2
March 12, 2020 Page 2
FirstName LastName
        You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff
Attorney, at (202) 551-3334 or Jan Woo, Legal Branch Chief, at (202) 202-551-3453 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Donnell Suares